EX-3.9
     CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION

                     Certificate of Amendment to
                      Articles of Incorporation
                    For Nevada Profit Corporation
    (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)


1.  Name of corporation: Synthetic Turf Corporation of America

2. The articles have been amended as follows (provide article numbers, if available):

13. Effective December 14, 2004, (the "Effective Date"), all of the issued and outstanding common shares, par value $0.001, of the Corporation, being 215,808,038 in number, and all of its issued and outstanding preferred shares, par value $0.001 per share, of the Corporation, being 10,125,934 in number, are reclassified and combined into a lesser number of common shares, par value $0.001, at a rate of 100 to 1, such that each one hundred (100) such issued and outstanding common and preferred shares shall become one (1) shares of reclassified common and preferred stock, par value $0.001. No fractional shares of common stock shall be issued by the Corporation as the result of such reclassification; rather, the reclassified shares of a stockholder of the Corporation shall be rounded up to the nearest whole number of such reclassified shares, and any deficit resulting from such rounding shall be assessed to the treasury of the Corporation on the Effective Date. The total number of shares of stock which the Corporation shall be aurthorized to issue shall remain Two Hundred Thirty-Five Million shares of Common Stock, par value $0.001 per share, and Fifteen Million shares of Preferred Stock, par value $0.001. (This amendment is filed pursuant to approval of a majority of the shareholders of the Corporation).

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 53.98%*

4.  Effective date of filing (optional):
_______________________________
(must not be later than 90 days after the certificate is filed)

5.  Officer Signature (required): /s/  Gary Borglund
                                 Gary Borglund, President


*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.